

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

> **Re:** **Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File no. 001-33134**

Dear Mr. Dai:

We have reviewed your letter dated May 3, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 15, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 56

1.   We refer to your response to prior comment 1 and note that you determined the market capitalization of your reporting unit at December 31, 2010 was $78.6 million, as adjusted for a control premium. We further note that you attribute the difference between the market capitalization of the company and the fair value of reporting unit to the fair value

of the "other reporting unit that is not covered by the DCF analysis." Please explain to us what the "other reporting unit" represents. In this regard, you have previously disclosed that you have two reporting units: (1) Software and Solutions and Platform and Maintenance Services and (2) POS. Considering you sold the POS business it would appear that you now have one reporting unit. Tell us the reporting units used in your December 31, 2010 valuation and explain how and why your reporting units changed from December 31, 2009. If you currently have more than one reporting unit, then provide a breakdown of the carrying amounts and fair values for each of your reporting units and reconcile such information to your total book value and market capitalization at December 31, 2010.

2.   Please clarify whether you performed the second step of the goodwill impairment test at December 31, 2010 and if so, provide us with the details and summary results of that test. If you have not performed the second step, please explain why not.

Note 14. Reserves, page F-40

3.   We note your response to prior comment 3 and the proposed revised disclosures that you intend to include in your Liquidity and Capital Resources discussion as it relates to the restrictions placed on the registered capital and additional paid-in-capital of your PRC entities. Please revise to also include a discussion of such restrictions, in quantified terms, in the financial statement footnotes.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief